中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09 (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

China Southern Airlines Company Limited (the "Company") has published the "Announcement of the Resolutions passed by the Supervisory Committee of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
10 December 2008

As at the date of this announcement, the directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Stock Short Name: CSA Stock Code: 600029 Announcement No.: Lin 2008-37

ANNOUNCEMENT OF RESOLUTIONS PASSED BY THE SUPERVISORY COMMITTEE OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The Supervisory Committee of the Company (the "Supervisory Committee") and members of the Supervisory Committee jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

On 10 December 2008, the Fifth Session of the Supervisory Committee of China Southern Airlines Company Limited (the "Company") held the extraordinary Supervisory Committee meeting at No. 3 Conference Room, 4th Floor, Pearl Hotel CSN. Five supervisors are eligible to attend the Supervisory Committee meeting and four supervisors attended the Supervisory Committee meeting. Zhang Wei was unable to attend the meeting due to business reasons and appointed Yang Yihua as her proxy to attend and vote at the meeting. The procedures of the Supervisory Committee meeting were in compliance with the relevant requirements of Company Law of the People's Republic of China and the Articles of Association of the Company.

The Supervisors who were present at the Supervisory Committee meeting passed the following resolutions:

1. The non-public Issue of A Shares to China Southern Air Holding Company and the non-public issue of H Shares to Nan Lung Holding Limited was considered and approved.

   The non-public issue of A Shares and the non-public issue of H Shares will help each party to reasonably allocate and fully utilize their existing assets as well as leverage the complementary advantages of various resources and lighten the debt burden of the Company, which is in the best interests of the Company and the Shareholders (particularly medium to small shareholders) as a whole.

2. The signed subscription agreement relating to the subscription of non-public issue of A Shares of China Southern Airlines Company Limited and the subscription agreement relating to the subscription of non-public issue of H Shares of China Southern Airlines Company Limited were considered and approved (the "Agreements").

The Supervisory Committee considered that the clauses, contents, signing procedures of the Agreements and the mode of voting etc were in compliance with the requirements of the listing rules under the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited and the applicable laws and regulations in the PRC; the interested directors of the Company have abstained from voting of the relevant resolutions; the Agreements were prepared and executed based on the principles of fairness, openness, voluntariness and equitableness. The transactions contemplated under the Agreements were also in compliance with the market rules. The Supervisory Committee therefore approved the signing of the Agreements.

The Supervisory Committee of
China Southern Airlines Company Limited
10 December 2008